

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

<u>Via E-mail</u>
Patrick Carroll
Chief Financial Officer, Executive Vice President and Treasurer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119-4015

      Re: **Lexington Realty Trust**
              Form 10-K for the fiscal year ended December 31, 2013
              Filed on February 26, 2014
              File No. 001-12386

Dear Mr. Carroll:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41</u>

<u>Revenue Recognition, page 47</u>

1) We note your disclosure on page 45 that certain of your long-term leases contain provisions that require base rent increases based upon the consumer price index. Please confirm for us and revise your disclosure in future filings to state, if true, that only those leases with fixed rent escalations are recognized on a straight-line basis.

Funds From Operations, page 55

2) We note you have labeled certain items as non-recurring when presenting Company FFO, as adjusted. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure in future filings. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Financial Statements

Notes to Consolidated Financial Statements, page 70

(11) Senior Notes, Convertible Notes, Exchangeable Notes and Trust Preferred Securities, page 86

3) Please clarify why the carrying amount of the equity component related to the 6% Convertible Guaranteed Notes is negative for the current period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant